

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 9, 2022

Matthew P. Jordan
Chief Financial Officer
The RMR Group Inc.
Two Newton Place,
255 Washington Street, Suite 300
Newton, MA 02458-1634

> **Re: The RMR Group Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2021**
> **Filed November 15, 2021**
> **Form 8-K furnished on January 27, 2022**
> **File No. 001-37616**

Dear Mr. Jordan:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K Furnished January 27, 2022

Exhibit 99.1, page 1

1. We note the following items in regards to your presentation of non-GAAP measures in your earnings release:
    *   In the top section of your earnings release you highlight growth from the prior year for your "Adjusted Net Income" and "Adjusted EBITDA" measures without providing comparable impact disclosure from the prior year for the comparable GAAP measure presented.
    *   You present a statement from your CEO highlighting your year over year increases in "adjusted earnings per share" and "Adjusted EBITDA" without providing similar statements regarding your comparable GAAP measures.
    *   You discuss "adjusted earnings per share" without providing a reconciliation to the

        comparable GAAP measure and a statement on how this measure provides useful information to investors.

- You reconcile "Adjusted EBITDA Margin" to Operating Margin as the most directly comparable GAAP measure, however "Adjusted EBITDA" is reconciled to Net Income.

Please revise or advise accordingly. Refer to Item 10(e)(1)(i) of Regulation S-K and Question 102.10 of the staff's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

<u>Form 10-K for the Fiscal Year Ended September 30, 2021</u>

<u>Item 15. Exhibits and Financial Statement Schedules, page F-1</u>

2.   We note from your disclosure in "Note 5. Related Person Transactions," that a significant portion of your revenues are earned from related parties. Please tell us what consideration was given to disclosing related party amounts on the face of your Consolidated Statements of Income. Refer to Rule 4-08(k) of Regulation S-X.

     In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     You may contact Aamira Chaudhry at 202-551-3389 or Abe Friedman at 202-551-8298 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Trade & Services